Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is a transcript of a presentation given by Marius Kloppers, Chief Executive Officer, BHP Billiton and Alex Vanselow, Chief Financial Officer, BHP Billiton, which is available on www.bhpbilliton.com.

BHP Billiton plc – Investor Relations

Analyst Briefing

18 August 2008

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Analyst Briefing	BHP Billiton plc – Investor Relations

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton’s and Rio Tinto’s filings with the U.S. Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov).  Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

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Information Relating to the US Offer for Rio Tinto plc

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The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company.  Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document will be prepared in

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accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

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BHP Billiton results are reported under International Financial Reporting Standards (IFRS).  References to Underlying EBIT and Underlying EBITDA exclude any exceptional items.  A reconciliation to profit from operations is contained within the profit announcement.

References in this presentation to “$” are to United States dollars unless otherwise specified.

Operating Highlights

Marius Kloppers

Chief Executive Officer, BHP Billiton plc

I.	Preamble

Okay.  Ladies and gentlemen, my name is Marius Kloppers, Chief Executive Officer of BHP Billiton.  Um, welcome today to presentation of our full year results for our fiscal year 2008.  I’m speaking to you today from London.  We’ve got in Sydney Alex Vanselow, CFO of the company, who’ll be presenting from Sydney.

II.	Disclaimer

Before we begin today’s presentation, um, unfortunately, as is now customary, I’ve got to point you to the three pages of disclaimer.  Er, they are important.  Um, as usual, we tried hard to get them down to two pages and didn’t succeed but they are important in relation to today’s presentation.  Please read them carefully in the, er, materials that you’ve… you’ve received.

III.	Overview – Year Ended June 2008

Before handing over to Alex Vanselow to give you a full overview of the financial results, um, I’d like to start by giving you a brief overview of the results.  Um, I’ll then cover, after Alex has

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spoken, um, our performance, BHP Billiton’s perspectives on the macro environment, supply/demand for our product, and then finally I’ll talk about a few aspects of our business and how we’re positioned.  Er, then Alex and I will take some questions.

1.	HSEC

So let me talk about the most difficult part of the… of today’s presentation and simultaneously, also, the most important: safety.  Over the past year, as we did last year, we had a 20% improvement in our total recordable injury frequency rate, which is the measure that we most commonly use to, er, to measure our performance – 20% improvement.  Last year, we had roughly the same improvement.  And, over the past year, we’ve taken down our rate to, er, 5.9, which is a very, very good achievement by industry standards.

However, despite this positive result, despite our severity rates, despite our injury rates going down, we still suffered 11 fatalities this year, five of which in a… in a helicopter crash in Angola.  This is a very difficult thing for a company to handle that is dedicated to zero harm.  These events touch not only the families but also colleagues and operations of… of those… those teams that our, er, that our workers are involved in.  And it just shows you that, despite our best efforts, despite having made great progress on safety, we’ve got more to do, and, er, you should understand that this management team, every person in the company, is committed to taking this further, to continue to strive to zero harm and continue to drive towards that goal.  We believe that zero harm is an achievable objective.

2.	Outstanding Operating and Financial Results

Now let me talk about our financial performance.  In the past year, we’ve continued to see strong demand for our products.  Strong demand with supply-side constraints, which we’ll talk about a little bit later on, has resulted in a strong pricing environment for us.  And it’s against this backdrop of strong supply/demand, good supply/demand conditions, that I’m very pleased with the strong operating result that the… the company has put in, which has allowed us to present another set of record results today – the seventh set of record results in succession.

The, er, result and this performance demonstrates our focus on the core business.  We achieved this result through production records across the breadth of our portfolio and we’ve posted earnings record numbers and production record numbers for a number of key commodities.  We’re extremely pleased about our cost performance, which has been achieved in a market that has been very, very tight for inputs and where certainly some of our raw materials have escalated in cost fairly dramatically over the period.  So, in summary:

¡	Our EBITDA was up 22% to US$28 billion.

¡	Our EBIT up 21% to US$24.3 billion.

¡

And then the measure that’s perhaps of most interest to our shareholders: attributable profit.  Our attributable profit was up 12% to $15.4 billion before exceptional items, and the exceptional items in our results really was immaterial over this past year.

¡	Earnings per share was up 18% per share to US$2.75 per share. The latter figure, which is obviously higher than the 12% on the attributable line, showed the benefit of our buyback

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programme, which, unfortunately, had to be suspended in December 2007 when our mandates expired because of regulatory constraints surrounding our bid for Rio Tinto.

3.	Underlying EBIT Margin and ROCE

Despite cost pressures – and Alex will talk about that a little bit more – we continued to capture a very substantial portion of price movement to the bottom line.  Our underlying EBIT margin was 48%.  Our return on capital was 38% and I just want to point out that that return on capital figure was achieved in an environment where we’ve been ramping up our capital expenditure and there is a considerable amount of capital that is not yet productive on the balance sheet.  These results are spectacular.  They are built on very, very solid operating performance.

4.	Growth Projects Proceeding Well

And, looking towards the future, we continued our track record of successful project execution and achieved first production in 10 major new projects, and these were spread across five commodities and during this… the past 12 months, we also sanctioned another seven new projects.

5.	Final Dividend Rebased to 41 US Cents per Share

Now, turning to the dividend, we’ve always said that our base dividend is a function of our future expectations for the sustainable earnings on the business, er, and cash generation of the business, and I’m very pleased that for the second year in a row we’ve… we’ve rebased our dividend, this time to a final dividend of 41 cents per share.  This is 50% higher than the equivalent period last year and, importantly, over the last three years we have seen 150% dividend increase.  Because we look at our dividend as an annuity on which we progressively build, this dividend rebasing reflects management and the Board’s confidence in the outlook for our business in the years ahead.  Taken together, the operating and the financial results, the dividend growth and the capital management programme illustrate how we continue to lead our industry.

Now let me hand over to Alex, er, to take you through the, er, details of the financial results.  Alex?

Financial Results

Alex Vanselow

Chief Financial Officer, BHP Billiton plc

I.	Preamble

Er, thank you Marius, and welcome to everyone.  Today I’m delighted to present, as Marius has highlighted, a seventh consecutive record profit result.  We delivered an absolute record attributable profit of $15.4 billion, which is an exceptional achievement, realised through the diligence of our people, the hard work of our people, excellent operating performance and cost control.  Importantly, we also delivered higher volumes into strong market conditions.

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These results demonstrate that we are focused on the right strategy of owning and operating a portfolio of upstream, large, low-cost, long-life expendable assets, diversified by commodities and geographies.  This strategy provides us with greater stability of cash flow and a solid platform of growth, enabling us to reinvest in our business for the individual commodity cycles and also to continue to create and return significant value to our shareholders.  Marius mentioned a number of financial highlights in his introduction, but it is worth repeating that it is the strength of our strategy and the quality of our delivery that has produced record performance for each one of these key measures.

II.	Diversity = Stability and Strength

This year’s performance is not just about the 2008 financial year.  These results build on the strength of previous years achieved through the disciplined execution of our strategy.  Most of you will recall the ‘Jackson Pollock’ slide that’s on the screen now, which show the margins by commodities over half-year intervals.  This is a very relevant slide because our EBIT margin progression over time shows that underlying commodities are indeed volatile.  But it also shows how a highly diversified portfolio of exceptional quality and scale, embedded with superior growth optionality, can and will continue to create outstanding shareholder value.

Our portfolio diversification, quality and scale is without parallel in our industry.  Let’s have a look at the second half of 2008 financial year on the slide.  Our performance was impacted by power disruption, by floods, by industrial action and by accelerated cost inflation.  However, EBIT margin for the second half expanded to an all-time record 50% and, for the full year, as Marius mentioned, we… the EBIT margin was 48%.

III.	Underlying EBIT by Customer Sector Group

1.	Petroleum

a.	Record EBIT and production

Now we’ll turn to the performance for each customer sector group in detail and, as usual, we’ll start with Petroleum.  This business is a core component of our uniquely diversified portfolio.  With 13% volume growth, strong oil prices and low and stable operating cash costs, Petroleum achieved an EBIT of $5.5 billion, which was an impressive 82% increase from the prior year.  Importantly, this result was not just about high oil prices.

b.	Volume growth expected to continue

Volumes from new operations were a significant contributor, adding $1.1 billion to EBIT.  Atlantis, Genghis Khan, Stybarrow were all commissioned during the year, increasing the mix of higher margin liquids in our production to 44%.  This trend is likely to continue in future years, starting with the production of Neptune, which was commissioned on 6 July.  As we said before, we want to focus on operating assets and we are the operator of three of these four projects.

c.	Strong operational performance

We’ve been particularly pleased with the start-up of these operations.  Stybarrow has continued to produce at full capacity of 80,000 barrels of oil equivalent per day and Neptune reached full capacity in just 15 days.  These are remarkable achievements.

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d.	Continued replenishment of project and exploration pipeline

We have also continued to progress our growth pipeline with the approval of both Bass Strait Kipper and Turrum projects.  And, in addition, the capture of significant acreage in the Gulf of Mexico two lease sales and our discovery of the large Thebe gas field in North Western Australia have added further to our growth pipeline.

e.	Greater than 100% reserve replacement

Outside the Gulf of Mexico and outside Australia, we also continue to build a solid portfolio of opportunities within Colombia, Malaysia and the Falklands.  Our focus on long-term sustainable development is also evident.  For the second consecutive year, we achieved greater than 100% reverse… reserve replacement.

2.	Aluminium

a.	Record alumina production

Aluminium delivered record alumina and metal sales.  However, industry-wide cost increases for energy, fuel and other raw materials drove EBIT down by 21%.

b.	South African power situation

Despite a mandated 10% reduction in power consumption in South Africa, we have been able to limit the loss of local southern African metal production to just 8%.  We are managing the situation as best as we can but the impact in southern Africa metal production will continue.

3.	Base Metals

a.	Record copper production

Base Metals is the largest EBIT contributor in the group with a record EBIT of $8 billion.  As well as higher prices, we achieved, er, record copper production for the third consecutive year, despite two earthquakes in Chile and unplanned SAG mill outages at Antamina in Peru.  We delivered a 10% increase in copper production at a time of very high prices.

b.	Pampa Escondida discovery

We also announced the discovery of Pampa Escondida.  Drilling to date suggests that Pampa Escondida contains at least one billion metric tonnes of porphyry style mineralisation.

4.	Diamonds & Specialty Products

a.	Koala Underground

Diamonds & Specialty Products EBIT was in line with last year.  The Koala Underground project was delivered ahead of schedule and under budget, and production is ramping up strongly.

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b.	Anglo Potash

In early July, we acquired Anglo Potash, which gives us a full ownership of more than 7,000 sq km of highly-prospective exploration permits near some of the major potash mines in Saskatchewan, Canada.  And potash will further diversify our portfolio.

5.	Stainless Steel Materials

a.	EBIT

For Stainless Steel, EBIT was down 65%, mai… mainly due to lower nickel price and volume, and also the start-up of Ravensthorpe and the Yabulu Expansion.  The nickel price has eased from its record high in May 2007 but has remained above long-term average historical rates.

b.	Three major new projects

During the year, we commissioned three major projects:  Ravensthorpe, the Yabulu Expansion and Cliffs.  Production ramp-up is continuing.

6.	Iron Ore

a.	Record production due to successful project execution

Now turning to the Steelmaking Materials customer sector groups.  In Iron Ore, we delivered yet another record result, er, driven by strong volume growth and also cost control to capture the full benefits of the higher prices.  Excluding the impact of foreign exchange, the increase in operating costs, cash costs, in Western Australia was contained to only 3%; this at a time when the whole industry is facing substantial inflationary pressures.  We have consistently delivered against our aggressive growth plan, which will take production capacity to more than 300 million tonnes per annum by 2015 and even more beyond.  This is our eighth consecutive iron ore production record, reflecting an exceptional history of successful project execution and operation efficiency.

b.	Strong volume growth expected in FY2009

During the financial year, we commissioned and ramped up the Western Australian Iron Ore Rapid Growth Project 3 – we call it RGP3 – and delivered first production from the Samarco expansion.  We expect, er, strong volume to continue next year, fiscal year 2009, and this via the continued improvement of our Western Australian production system, which will see production hit an expected 137 million tonnes on a 100% basis in the 2009 financial year.  This is eight million tonnes or 6% higher than RGP3 installed capacity.

c.	Growth plan underpinned by extensive exploration and development programme

Our growth plan is underpinned by an extensive exploration and development programme.  During the year, we delivered 46% increase in mineral resources and, over the next five years, we will spend about $500 million on exploration to delineate new resources that will support bigger mining hubs.

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7.	Manganese

a.	Record production, results and margin

Higher sales, all-time record ore and alloy production and higher prices for the year have driven Manganese EBIT up 550% to a record $1.6 billion.  This is an exceptional result when you consider the production records were achieved despite the impact of the South African power crisis.

b.	Low-cost volume expansions underway

The Groote Eylandt expansion, which will deliver an additional one million tonnes of concentrate per annum, was approved during the period, while two other expansion projects in South Africa will add on a 100% basis 1.7 million tonnes of concentrate capacity per annum for a capital expenditure of less than $50 million our share.  These expansion plans are underpinned by large, long-life, high-quality resources.

8.	Metallurgical Coal

a.	Strong recovery from flood impacts in Queensland

Metallurgical coal EBIT was impacted by heavy flooding in Queensland in the second half of the financial year, and costs attributed to the flood recovery activities were approximately $40 million in this period, with an additional $80 million of cost inefficiencies associated with the lower volume year-on-year.  A further $70 million of costs are expected to be incurred to complete the flood recovery in 2009 financial year.  Operations are now almost back to full capacity.

b.	Great outlook for margins

Margins were still healthy at 24%, despite the loss of production and these additional costs.  The outlook for Met Coal continues to be very positive and we look forward to the benefit of the more than 200% price increase, which is largely not reflected in these numbers.

c.	Market remains tight

Market conditions are anticipated to remain tight, with robust longer-term demand being driven by Brazil, India and China.  We are accelerating our deep inventory of growth opportunities to meet these demands.

9.	Energy Coal

a.	Record EBIT, higher prices and strong demand

Record EBIT for Energy Coal was driven by higher prices and continued strong demand.  Record production was achieved at Hunter Valley Coal in Australia and Cerrejón in Colombia.

b.	Three projects sanctioned during the year

The Klipspruit and Douglas-Middelburg projects in South Africa and the new export terminal at Newcastle were all approved during the period.

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So, wrapping up the CSG highlights, I think it’s fair to say that this has been another stellar year across the business.  We have achieved record underlying EBIT in Petroleum, Base Metals, Iron Ore, Manganese and Energy Coal CSGs at a time when market conditions remain favourable.

IV.	Cash Cost Increase Mostly Recouped in Revenue

Before I hand you over to Marius, I would like to cover a few key focus areas, starting with the cost pressures.  Cost pressures have been an issue across the industry for some time and they have accelerated into the second half of the financial year, as many of our industry peers have noted.  Managing costs is a key focus for everyone at BHP Billiton.  In total, cost pressures on a pre-tax basis adjusted for price-linked costs, exchange rates and inflation impacted EBIT by $1.2 billion.  Excluding a non-cash cost impact of $216 million, this is an increase of 4.3% over last year’s total cost base.

1.	Recouped in Revenue

Looking at this cost increase in detail, the… by far the largest component, representing 67% of the net cost increase related to costs largely recouped in our revenue line.  We paid $371 million more for fuel and energy costs during the period.  However, we are uniquely positioned in our industry to capture revenue benefit from higher energy prices.  Our unrivalled suite of energy projects captured an additional $2.8 billion of revenue, which is 7.5 times higher than the increase in costs.  We are also incurring higher freight charges – $70 million – where we deliver product to our customers, but this is a pass-through cost.  We have and are continue to pay more – $204 million – for commodity-related input materials.  The prices of coke, sulphuric acid, caustic soda all increased by more than 50% since December 2007.

2.	One-Offs

In addition, approximately 20% of the net cost increase relates to… largely to non-recurring or one-off incidents that I have referred to some of those before.

3.	Business Excellence

Our continued intensive focus on cost containment through our various business excellence initiatives have again delivered, this time to $225 million of cost reduction.

V.	High Capture of Price Benefit for EBIT

So the net impact of higher prices added 6.6 billion to EBIT.  This is not just good fortune – it is a reflection of having a superior mix of high-margin commodities in our portfolio and consistently achieving strong production and quality growth.  Our operational excellence means that an estimated 64% of this increased revenue flowed through to EBIT.  This is an outstanding achievement in the current environment and even more remarkable when we consider the significant disruptions to production during the financial year.  And, of course, er, the other key focus area is always on the delivery of value to our shareholders.

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VI.	Strong Return on Capital Employed despite Record Capital Investments

So our priorities for cash flow remain unchanged.  Our first priority has always been to reinvest in growth opportunities that deliver greater value to shareholders.  We have done that both organically and through acquisitions.  Capital investment and spending on exploration activities increased to a record level in the 2008 financial year.  The majority of this is still non-productive capital expenditure and there will always be a time lag between cash spend and production.  Despite this, our return on capital employed has increased from 11% in 2002 financial year to 38% in the 2008 financial year.

Our second priority for cash flow is to maintain a solid A credit rating and, as at 30 of June, our net gearing stood at 18%, reflecting the strength of our balance sheet at a time of extreme credit tightness.

VII.	Delivering Superior Returns to Shareholders

And finally, our third priority is to return excess funds to shareholders.  As Marius said, we are not in the condition to do buybacks at this time, but we have rebased our final dividend to 41 cents per share and, for a second consecutive year, we have increased the base level from which we will pay dividends in the future.  This is a strong signal of our Board’s confidence in the long-term outlook.  This represents a significant – as Marius said – 150% increase in annual dividend in only three years.  And, during the same period, annual earnings per share have increased by 163%, reflecting our strong results and value-accretive share buyback programme.  Once again, we continue to lead our industry in a disciplined approach to capital management.

VIII.	Conclusion

Finally, I would like to again make the point that, today, we have delivered another outstanding result, but great financial outcomes have their foundation in strong operating performance, and in 2001 financial year we demonstrated just that.  We operated our assets well, we delivered strong production growth and managed costs in a very challenging environment.  We commissioned 10 new projects and continue to invest in the business at record levels.  We continue to reward shareholders with a significantly increased and rebased dividend.  And with that, I’ll hand you back to Marius.

Outlook

Marius Kloppers

I.	Outstanding Results Driven by Strategy and Execution

Thank you, Alex.  Now that Alex has taken you through the results, um, I would like to highlight a few points.  As Alex has said, BHP Billiton had another fantastic, outstanding year.  These results flow out of a strategy that has been unchanged since we put the company together in its present

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form, going on for a decade now.  It builds on our proven track record of delivering great financial results, underpinned by solid operational delivery.

II.	A Track Record of Project Delivery

Growth in high-margin volumes to grow value is particularly important during periods of supply/demand that give high prices, such as we experienced during the past year.  So we… we’re particularly pleased with the volume growth that we’ve, again, for the seventh consecutive year, we’ve grown the company in terms of volume.  This… this time, we brought on line 10 projects.  These projects and the further seven that we sanctioned during the year will continue to grow our volumes in fiscal year 2009 and beyond.  Again, I want to emphasise the unbroken record of increases in production.  We… we will continue this trend in fiscal year ’09 and we estimate circa 10% growth for the next year across our portfolio.

III.	Our Portfolio is Diversified and Balanced across High Margin Commodities

As we’ve said, growth is particularly valuable when it’s added in the highest-margin products and, for us, over the past year, virtually all of our growth were in the highest-margin products of iron ore, petroleum, manganese and base metals.  The unrivalled diversification of our portfolio is not an accident; it is the product of an unchanged strategy.  And this has meant that, despite earthquakes, rain, power shortages and other operating challenges, we’ve once again been able to maintain the group margin at 48%.  This means that, as in the past, products with superior performance in our diversified portfolio more than offset challenges that we had in other projects… er, in other products.  Alex showed us again today the ‘Jackson Pollock’ chart that shows the benefits of diversification and graphically illustrates the point.  I want to however just reflect for a minute on the magnitude of that number.  An EBIT margin of 48% means that, for every $2 of revenue, $1 goes to the EBIT line.

IV.	Short-Term Global Challenges Exist

1.	Global Economic Activity is Moderating

That is an exceptional achievement, but let me say a few words about the macroeconomic outlook and, today, I will deal – because there are different issues at work – separately with demand and separately with supply.  Starting with the demand side, I don’t need to remind you what all of you have lived for the last year: that, in the developed economies, the, um, the rates of growth are slowing down, um, driven by credit and liquidity issues, er, in the financial system, the impact of high food, energy and raw material price inflation and… and the knock-on impact on businesses and consumers.  For example, the US business confidence is at a 16-year low – sorry, consumer confidence is at a 16-year low; Japan has just posted the lowest growth rate that it’s had in the past six years.

2.	Emerging Economies not Immune

And we are seeing some flow-through to the developing economies.  The developing economies are not completely isolated.  In China, we’ve slowed perhaps a couple of percentage points, but it is really on this topic that I want to say a few words, just to tell you where that slowdown is occurring

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and what the impact on us is.  We see this slowdown really occurring mostly in the light manufacturing sector, those sectors that are predominantly export-oriented.  For the domestically-driven, investment-driven sectors such as the steel business, er, which are driven by domestic demand conditions and the maritime nature of the Chinese economy, er, we see these businesses perform well, despite increases in energy and raw materials cost.

Now, having just spent some time in Beijing – and apologies to those, er, Britons in the audience, I didn’t see most of the gold medals – but in interaction with our customers over the past week, um, they absolutely support this, um… this outlook that I’ve just stated.  Shorter-term outlook in the more middle-class, more, um, er, finished-good-oriented metals, er, such as nickel and particularly in aluminium appears somewhat weaker.  The bulks in steel and so on, er, remains more resilient.

V.	Long-Term Fundamentals of Emerging/Developing Economies Remain Intact

But the long-term fundamentals for these economies remain intact.  Let’s just take a look: China’s averaged at about 10% growth for an extended period of time, and what I want to emphasise is the cumulative nature of growth.  From about 2001, that 10% growth became important not only as a percentage but really as an absolute value in the world economy.  At the same time, in about 2002, 2003, we also started seeing an acceleration of growth in the other developing economies such as India, but also south-east Asia and other, er, economies.  Now, while the IMF data shows that, from 2001 to 2007, the, um… the developed economies halve… halved their growth rate, um, I’ve already spoken about the effect in China, because it is so… so largely a domestic economy, that that feed-through has been much more muted.

And I also want to point out in particular that each unit of GDP in a developing economy is about four to five times as material-intensive as a unit of GDP in the developed economies.  So, ironically, this is a company that is very much leveraged to the developing economies, and those are the econ… economies that have showed more resilience here.  Only the long term will tell us to what degree China’s only loosely coupled to the developed economies, but we can certainly say that, given the maritime nature… given the domestic nature of its… of its growth base, there clearly is some divergence between China, the, er, main driver of materials demand, and the rest of the world.

VI.	Domestic Consumption and Investment Continues to Drive China’s Economy

As we’ve said, China is mainly a domestic demand story and the bulk of demand in raw materials is driven by investment and private consumption.  Trade is an important element of the activity and we’ve spoken about some of those light manufacturing sectors, um, facing some pressure at the moment, er, and… and obviously trade reflects the integration of China into the world economy, but growth continues to be driven in a domestic fashion.

VII.	Urbanisation and Industrialisation: a Huge Call on Steelmaking Raw Materials

Why?  The demand is all about industrialisation and urbanisation.  Let’s just take a few figures to just step back, look at the effect of accumulation and try and, er, create a picture in your mind to… to what is going to happen.

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China is forecast to add 40 billion square metres of floor space in the next 20 years.  At about 75kg of steel per square metre, there would be, over the next 20 years, three billion tonnes of steel just going into the construction sector.  Now, let’s put that in perspective. From ’63 to 2007 – half a century – Australia supplied just about three billion tonnes of contained iron ore units.  That means that, in construction alone – and there’s obviously many, many other sectors that consume steel – but just in construction, we would have to supply from the Pilbara the equivalent amount that, er… that was supplied in the, um… in the last, er, um, almost a century, but we’ve got to do that in a much shorter timeframe.

So let’s… let’s take another look.  The… the industrialisation of China means that, as we can see here, er, the accumulated steel stock in China is already, um, as much as the US did in the last… most of the last century, from 1900 to 1970.  At growth rates similar to this year, by 2015, China will have accumulated more steel in inventory than the US achieved in its entire history, and that means that there will be a very large call on iron ore, manganese and, eventually, coking coal.  This call really has got no historical parallel.

VIII.	The Impact is also Being Felt in the Energy Markets

But as nations industrialise, they also become heavy users of energy.  While China’s energy consumption is about 20% of, um… of world primary energy use – and contrast that against metals and cement and so on, where it’s between 30 and 50% of world demand – take note that, as we show on this slide, China has accounted for half of the world’s incremental energy growth.  The supply system is struggling to meet this demand and it’s had a very noticeable impact on the world energy feedstock prices, but more importantly the world’s energy needs and China’s energy needs have also revealed a strong reliance on coal, and this is a particular challenge for China, which is trying to rebalance its energy mix for many reasons, environmental not being the least of it.  As the world becomes increasingly concerned about climate change, um, the contribution from gas, nuclear power looks to… looks set to grow more strongly, placing a premium on long-term, secure and reliable sources of supply for these products – products which we happen to supply.

IX.	Supply-Side Constraints are Limiting the Industry’s Response

1.	Existing Supply

So the demand side is clearly important.  China is clearly important.  However, it is only one half of the equation.  The other half is the supply side.  Our industry has faced – as an industry – and… and will continue to face serious challenges on the supply side as operations are pushed harder in order to produce this incremental demand.  There are a number of well-documented factors that… that people have spoken about that limit the ability for… for miners to expand production, and they include, on the left-hand side here, things like, um, equipment stress, industrial, um, action and wage disputes, labour and equipment shortages, inflationary pressures, and then infrastructural problems and things like power, which we’ve seen in China, South Africa, Chile, Brazil heading that way and so on, and also, in the existing operations, a deterioration of ore grades being mined, particularly in the Base Metals businesses.  And we’re starting to export tariffs and quotas being imposed.  All of these things make it more difficult to expand production as an industry.

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2.	Future Supply

However, those factors on the… on the… on the right-hand side, which impact future demand gr… supply growth, have a greater impact on the future supply growth, er, dynamics.  Firstly, it doesn’t matter how much we dig out of the ground:  if we can’t get it to our customers, it just doesn’t count.  They can’t use it.  Continued infrastructural constraints will be of interest.  Um, we are also seeing that, um, as an industry, um, we are not developing very large new territory, new ore bodies.  We’ve got no new Escondida, we’ve got no new Bingham Canyon, we’ve got no new El Teniente, we’ve got no new Grasberg and so on.  None of those are being developed.  Instead, developments are increasingly likely to be smaller, lower-risk and… er, sorry, lower… lower-grade and higher-risk.  On top of this, we’ve got equipment shortages and rising capital costs causing longer lead times, and we’ve got higher nationalism, which increases the risk and knocks out some of those speculative capital project financed, smaller players and so on, that mooted entering into these new environments.  All of these things are going to constrain supply and it’s compounded by the fact that the absolute size of the markets are now much larger.

X.	Existing Supply: Equipment Shortages are Continuing

So, let’s just continue on this theme for a second.  The issue of truck and tires is well-known and people have written about that a lot but we are also seeing long lead times in shovels, draglines, longwalls; in some cases, people express concerns about the future availability of explosives.  And not only do we face that from our suppliers as an industry – and I want to continue to talk about the industry – but those suppliers face constraints from their suppliers.  For example, the growth in wind farms has meant that there’s a shortage of large bearings.  There’s a chronic shortage of capacity to manufacture the last… large castings and forgings which we require for mills and super… super, er, class trucks.  And we’ve got an ageing workforce producing many of these things in the industry, so it’s not just an issue of adding new capacity and equipment.

XI.	Future Industry Supply Growth: New Projects are Encountering Delays

The combination of equipment lead-time delays, tightness in the labour market and all of those things that we’ve just spoken about is flowing through to project schedules for the industry.  In the copper industry, for example, if we take a look at what ha… what… what had forecast in 2006 or what the analysts forecast in 2006, so some 18 months ago – perhaps two years ago – now, project schedules of those same projects are two to three years later, so we’ve lost three years in about 18 months of schedule as an industry.  Analysts continue to be too optimistic and, year after year, they have to revise their production growth forecast down.

XII.	Resourcing the Future – BHP Billiton’s Response

Now, I’ve spoken about the industry – what about BHP Billiton?  Despite these challenges, BHP Billiton is exceptionally well-positioned to grow, and I point out that unbroken track record of delivering volume growth year after year.  We’ve got…  Particularly, we’ve got a strong balance sheet.  We’ve got a large scope.  For example, in February, we approved $1 billion of pre-expenditure on RGP5.  Smaller business, single-project business just can’t do that sort of thing.  And early funding, um, you know, helps us to procure long-lead-time items in order to ma… to make sure that we as a company remain on track with our, er, volume expansions.  Not all industry participants can do this.

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Analyst Briefing	BHP Billiton plc – Investor Relations

Now, I’ve taken some to talk about the macroeconomic outlook on the supply side.  Let me summarise.  While the short-term outlook is certainly uncertain in the developed economies, the longer-term fundamentals remain absolutely intact – those fundamentals on which we base our investment plans – and we also believe in particular that the industry is taking insufficient notice – the analysts are insufficiently, er, er, taking notice of – supply-side issues and they haven’t received enough attention and they will continue to be a key determinant in commodity prices going forward.  This was my message in February; this is my message today.

XIII.	Resourcing the Future – BHP Billiton’s Response

Now, while we are not immune to cost pressures, our scale… scale, scope and diversification does provide significant competitive advantages.  We’ve spoken about the balance sheet strength, long-lead-time I, er, items, pre-commitments and so on, but let’s also consider for a moment our relationship with our key vendors.  Once we’ve secured build slots, we can redeploy them around the company as various project lead times change without losing those build slots.  If you’ve got one or two projects, you just can’t do that.  These benefits come from a disciplined execution of a consistent strategy – a strategy that remains unchanged for most of the last decade.  And, from an operational perspective, we continue to drive towards simplicity, accountability and effectiveness in our operation.  Simplicity helps us to deliver a profit per employee that is two to five times as much as our closest competitors – two to five times as much profit per employee as our closest competitors.  This comes with simplicity.  Simplicity comes with managing fewer, larger assets, being upstream-focused, which makes for an overall company that is simpler to manage and easier to expand.

XIV.	Accelerating Growth from a Diversified Portfolio of Projects

Our track record of project delivery and our high-quality of portfolio of growth projects will allow us to continue to deliver growth into a strong demand environment and delivering the financial… the types of financial results that we also saw today.  Growing production year after year across the portfolio is based on a carefully constructed capability:  growing production at essentially the same rate in the future as we’ve delivered over much of the last decade, year after year; production growth that we’ve repeatedly demonstrated we are capable of since the formulation of the company in its present form.  And it’s not about volume growth at any price; capital, risk and margins do matter.

XV.	Focused on Low-Risk Volume Growth from Existing Assets, High Margin CSGs and Known Regions

We’ve got a significant proportion of our near-term growth which is essentially in our back yard.  We’ve spoken about that many times.  Owning large low-cost, tier one assets allow us to conduct lower-risk brownfield developments.  We know the resource.  We understand the environment and we’ve got existing infrastructure in place.  The growth is hence lower-risk.  It’s also being generated in political regimes that we’re familiar with and countries with fewer risks for… for, er, financial risks for our investment.  And, importantly, for us, growth is being generated from high-margin commodities.  In fact, we expect that nearly 63% of our growth in production over the next five years will be generated in those CSGs hat have had more than 50% EBIT margins over the last three years, ensuring that this volume growth will also be the bedrock of value growth for our shareholders.

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XVI.	And Lower-Risk Longer-Term Options

And our longer-term options really have the same characteristics.  As you know, we usually talk about our growth in terms of our five-year planning period and then the longer term. For the longer term, we normally show that bubble chart but today we’ve split out the $90 billion or so on that bubble chart that we normally show you and we’ve, um, shown them in terms of brownfield/greenfield and we’ve shown them in terms of new geography and existing geography.  I want to highlight the point that, even as we look beyond the five-year horizon, our growth is, um, about aggressively expanding in our back yard – aggressively expanding in those environments that we know– well belong… well beyond our five-year planning period.

XVII.	Unlocking Further Value through a Combination with Rio Tinto

So, as I’ve shown you, BHP Billiton has an absolutely fantastic future as a standalone company, but in the context of the supply and demand challenges for the longer term that I’ve just outlined, the combination of Rio Tinto and BHP will be value-accretive for both sets of shareholders.  Let me summarise again how we propose to unlock value from this combination in three main ways:

¡

Firstly, by optimising mineral basin positions and infrastructure in the supply-constrained world, allowing us lower costs of production for the combined group and allowing us to unlock additional volumes by matching resources to infrastructure.

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Secondly, by creating an enhanced platform for future growth, by deploying scarce resources to those highest-value, most NPV-accretive opportunities, and becoming as large a company – an even more global company – better positioned as the partner for choice in new developments.

¡	And through being able to manage exploration and other types of development more efficiently.

We’ve said that this will be value-creative for both sets of shareholders, and the synergies and combi… combination benefits – and, might I add, synergies and combination benefits that are absolutely unique to this set of overlapping assets – will der… be derived mainly from economies of scale – for example, in procurement – avoiding duplication and, therefore, reducing corporate and divisional non-operating costs, and most importantly delivering more product, more quickly to our customers – more quickly than otherwise would have been the case.  A situation of two plus one equals five.

XVIII.	Summary

So, in summary, our diversified portfolio has delivered excellent results.  Our long-term demand outlook remains strong.  The constraints of the supply side will play an important role in pricing dynamics for our commodities and we’re well set for the future with a fantastic diversified portfolio of assets and commodities predominantly in stable geographies, large-scale controlled infrastructure and a very low-risk growth portfolio.

The BHP Billiton FY08 results show that we can contend with all sorts of headwinds and tailwinds and still turn in great results.  It’s not just a mixture of good luck and bad luck but a mixture of the right strategies, the right people and superior assets.  They have come together to produce this striking result.  We face our fiscal year ’09 and beyond confident our strategies, people and assets will allow us to successfully manage the road ahead.  And on that note, I’d like to finish and take questions.

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Analyst Briefing	BHP Billiton plc – Investor Relations

Questions and Answers

Marius Kloppers

We will rotate around the various locations, starting London, um, and then after we will go to, er, to Sydney, and then finally to the phones.  If you could address the questions to me in the first instance, I will pass them to, er… to Alex as is required.  If I may have the first question from London, please.  Please take a mic… microphone from one… one of our representatives here and, er, if you could kindly state your name and organisation clearly before stating the question, that would help a lot.  So may I have the first question, please?

Andrew Keen, Sanford Bernstein

Marius, it’s Andrew Keen from Sanford Bernsetin.  Er, just two questions.  Firstly, on the commodity markets, can you confirm whether you’re seeing any particular weakness at the moment from your own product, er, in various markets?

And secondly, on the… on the Rio bid, can you give any update on the regulatory process – whether you’re still confident about, er, not needing any divestment and what the timing might look like?  Thanks.

Marius Kloppers

Yeah, Andrew, thank you.  Um, I think, as you’ve… as you’ve seen on, er, on our set of results here today, um, perhaps, um, um, nickel and aluminium stand out in terms of cost pressures in the industry.  Um, perhaps firstly a word about nickel:  we do have some, er, operations, er, not in our portfolio but in the industry at large which is probably not making a lot of cash at the moment and it wouldn’t surprise me if we saw some capacity shutdowns.  Um, I think aluminium is perhaps the one that stands out a little bit more starkly because not only have ha… have we had cost pressures in the industry at large, and if you go and analyse our supplementary information, er, and the other results that are out in the market, er, you will see that our… our, um, general view that aluminium is less capable of passing EBIT to bottom line as an industry is again reinforced, and that is coupled with the fact that, um, the smelter build programme in China has been very aggressive and so we’re actually looking at a supply/demand situation there that is slightly more loose than in most of our products, so, you know, um, we’ve got to take a look at nickel going forward, but in particular aluminium is probably the, er, the product that is showing weakest at the moment in terms of profit potential.

And, er, in terms of the regulatory update, um, you know, very difficult for me to talk about, er, the, um, you know, the discussions and so on.  Our original timetable unchanged.  Our basic, er, analysis of the situation unchanged but… but you’ll have to forgive me for today not giving you a, er, a detailed look.  We continue to believe that we are on very solid ground economically, er, particularly on those products where, you know, we will… we will have the most scrutiny but, Andrew, just can’t comment more than that.

Sorry, Jason?

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Analyst Briefing	BHP Billiton plc – Investor Relations

Jason Fairclough, Merrill Lynch

It’s Jason Fairclough from Merrill Lynch.  Just a question on, um, marketing and, er, price discovery.  Um, really, you’ve been leading the way in terms of changing the way a lot of these products are priced.  Could you talk a little bit about the… the iron ore spot market, how that’s going, and maybe the potential you see in some of your other products that still aren’t spot-priced to move to that sort of pricing, er, mechanism?

Marius Kloppers

Yeah, Jason, um, you know, we regard ourselves as a volume supplier and a price taker.  We’ve… we’ve spoken about that along… a lot and, er, we’ve demonstrated over the last… since the company was formed.  We believe we compete in terms of cost efficiencies in the nature of the ore bodies that we’ve got and geographic pro… proximity and so on; and hence our drive for our market.  It’s really a dual mission statement: one, get today’s price today; secondly, if you… if you don’t know what today’s price is, please try and create something which will tell you what today’s price is.  And we’ve been unflinching in that in Diamonds, in Energy Coal, Manganese and so on.

In iron ore, er, there’s… there’s great interest for… for a traded product.  I do think that, um, one of the next developments that will happen is that there will be a physical market develop, you know, in the same way that, in the coal liberalisation, we had the screen API market and then we had globalCOAL, which was a physical market, and those two really drove the development.  I think that over the next couple of periods, we will see a greater transparency in physical market develop to augment the, er, the traded market, and I think that those two things need to come together to really give us accurate price, er, price discovery, er, a little, um, um, going… going forward.

So we… we’re still very interested in that, we continue to drive that and, as we’ve said before, we would not like to sign any new term iron ore contracts that are based on traditional benchmark, er, systems.  I do think the fact that there is now a plethora of so-called benchmark prices basically tells you that our prediction over the last couple of years that the benchmark system is coming apart at the seams has really… We’ve sort of lost a pant leg now and I think the situation is sort of, er, largely irreversibly, um, from… from here on forward.

With respect to other products, um, one always has to take a look at the size of the market and the liquidity in the market, and one of the things that’s attractive for iron ore, why we think we can get a liquid market there, is that it’s now an enormous market, like copper, like aluminium and so on, and size and number of participants in a market is really very important.  So I wouldn’t like to look far beyond that.  People sometimes think that some of the smaller markets, you can do the same thing with, um, but that’s really a little bit more difficult to get the same.  For now, we’re really focused on continuing to drive liquidity in those products that we’ve already done – Diamonds, er, Energy Coal and, obviously, all of the other traded products – and… and then adding, er, er, iron ore to that.

Jason Fairclough

Okay.  Thank you.

Marius Kloppers

Thanks, Jason.

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Analyst Briefing	BHP Billiton plc – Investor Relations

Rob Clifford, Deutsche Bank

Hi, Marius, Rob Clifford, er, Deutsche Bank.  Er, just a… just a question on, er, return to shareholders: you mentioned some regret or disappointment having to stop the buyback, which… which basically suggests that you’d like to continue that.  Do the regulatory issues prevent you from buybacks for the remainder of the… of the takeout… takeover period?  Um, and then do they or do they preclude, um, special dividends as an alternative means to… to beef up your return to shareholders to previous levels?

Marius Kloppers

Yeah, perhaps the, er, best placed person to… to give you some detail around that, Rob, is Alex.  Alex, did you… did you get those two parts of the question?

Alex Vanselow

Yes, I did, Marius.  Yes, we, er, since December, er, ’07, when our mandate, er, expired, we are in possession of what’s considered to be confidential or internally privileged information from the UK Takeover Panel perspective, so that’s put an imposition that we cannot, um, order new, er, buyback activities.

In terms of the special dividend, that’s something that we haven’t, er, really favoured any time in our recent history, and if you look at the priorities for cash, er, utilisation in the company – and we went through that, both myself and Marius – being first of all the investment in… in future growth, er, and second the balance sheet, you understand that a… probably an 18% gearing, er, is a bit strong and it’s stronger than the solid A credit rating than we are targeting, but that has to do with our commitment in the offer, er, that once the… the merger is completed, we would execute a $30 billion buyback, so that’s building that capacity in the balance sheet so we can execute to that commitment.

Marius Kloppers

Thank you, Alex.  I wonder, while we are in Sydney, we’ve taken a couple of questions here in London.  Um, can we take a couple of questions in Sydney?  Alex, if you could just moderate there and… but direct the questions to me in the first instance please.

Vicky Binns, Merrill Lynch

Thank you.  Vicky Binns from Merrill Lynch.  Um, very impressed by the capex outlook you’re looking for next year of 13.5 billion, of which 12 billion is growth projects.  And you’ve even clarified that only 700 million of that is petroleum.  Could you give us a little granularity as to what makes up that mammoth capex commitment, er, including any update you might have on Olympic Dam expansion?

Marius Kloppers

Vicky, let me, um… let me try and take a stab now.  Obviously, I especially memorised all of those figures for you.  Now, I, um… but I can give… I can give you some broad… broad pieces.  There’s a significant piece that comes out of the, um, the RGP5 programme – the iron ore programme.

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There’s a continued ramp-up of projects that are already in execution; for example, the Worsley project, which is, er, fairly material.  Some of the, er, um, er, projects that we’ve got, er, on, er, petroleum are sanctioned, er, will come through there.

There is our Guinea alumina project, er, which… which… which comes through there, so really, if you take a look at the append… appendix slides that we’ve got, um, which shows the quantum and the sanctioning date for those projects, I think you should be able to reconstruct that from… from that, but there is also some money for Olympic Dam in there, but, um, er, you know, if I can quickly make just a quick note of how that will flow, um, we really are, for Olympic Dam, er, in EIS preparation period.  That’ll become public early in calendar year ’09; 12-month display period but roughly; and then the, er, the sequential development starts after that.  Um so there’s not a material portion of this that… that is going towards Olympic Dam in the, er, in the next year.  It really is a combination of the alumina projects, the, er, the iron ore projects, and then, um, a number of other projects that are… that are… that have already been sanctioned and are… and are ramping.  Alex, I don’t know if you’ve… if you can add… add a few words to that.

Alex Vanselow

You’re spot on Marius.  On page 52, you have some of the pre-feasibility projects there, quite a few Met Coal projects coming in and some Energy Coal projects as well.  But there is a portion that are projects that are currently under execution that, you know, continue to… that process in next year, and some of the pre-feasibility projects getting their sanction… expecting to get their sanction next fiscal year.

Marius Kloppers

Alex, can I have the next question in Sydney?

Craig Campbell, Morgan Stanley

Yes.  Hi, Marius, it’s Craig Campbell at Morgan Stanley.  Marius, in Australia, the government’s released its discussion paper on carbon.  I was just wondering if BHP has had a chance to assess how that’s going to impact going forward and how is it looking to impact maybe your capital allocation decisions in Australia?  Basically, do you think there’s potential negative impact coming through here?

Marius Kloppers

Yeah.  Craig, we’ve obviously spent a huge amount of time looking at greenhouse, not only in the Australian context but also on a worldwide basis.  Our basic stance – and this is reflected in our greenhouse policy – is that carbon in the atmosphere is a problem and that the world has to stabilise that.  That’s the starting point for us.

Second one is that, um, aligned with that, what we would like to see is… are implementations that actually reduce the carbon in the, er, in the atmosphere.  Some of the other trading schemes that we’ve seen in Europe, for example, didn’t achieve that in the, er, in the first go because of design… design, er, issues.  Perhaps the most important thing for us as we think about carbon trading schemes and we think about how the carbon actually is reduced is it’s through investment by business.  So any scheme – well-designed scheme – that gives investment the right investment

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signals, with limited volatility and so on, will allow us to take those investment decisions to reduce our carbon footprint.  So perhaps, just to put that in simple terms, um, low-volatility implementations are very important to us, um, based on our deep experience in Europe, um, and… and… and other places.

Um, if we look at, um, our overall analysis of, um, carbon taxes, um, it really does depend on where the marginal producer is located from a geographical perspective.  We are in commodity markets and the supply and demand curve sets price.  If that marginal producer is subject to carbon taxes, you are likely to get price passed through of the carbon tax, or… or whatever – let’s just call it a carbon tax for now.  In those industries where the marginal producer is unlikely to get a carbon tax imposed, er, the carbon tax will be more of a deadweight economic cost.  So that’s… that’s the way we look at it.

Let me just recap quickly:  we think carbon is a problem.  We favour schemes that give investment stability so that businesses can reduce the carbon emissions.  And then, thirdly, the way we look at the different products is where the marginal producer sits and whether that marginal producer is likely to pay a carbon tax anywhere in the, er… in the, er… in the near future.

Um, if we just take, for example, China, without making the answer to lengthy, a lot of marginal producers for a lot of our products sit in China.  Our assessment would be that it’s unlikely that China gets carbon taxes anywhere soon, so at least for… for an intermediate period, you’re likely to see carbon taxes on a worldwide basis as being a net economic cost to this industry.

So, Craig, I don’t know if that answered your question.  Okay?  Could we have the next question in, um, in Sydney please?

Brendan Harris, Macquarie

Good morning over there, Marius, Brendan Harris from Macquarie.  I just wanted to go through the logic for the investment, er… the significant investment that you’re putting into the alumina business.  You… you discussed earlier that, um, that you saw the aluminium market supply/demand possibly not being as exciting as elsewhere, um, yet… yet you are putting significant capital into certain areas as well where there is… is a great degree of inflationary pressure such as Worsley in Western Australia, and the capital intensity there, you know, certainly isn’t the lowest we’ve seen for the last sort of five years.  So I’m just trying to get a sense for what that means.  Um, could you maybe just elaborate on how you see alumina pricing developing?  Do you see a movement away from a linkage or how do you see the linkage progressing and how does that tie into your… your view on… on the aluminium price?

And just secondly, if I can, just on Ravensthorpe, can I just get a sense possibly for the amount of costs that are actually being expensed that would otherwise, if you weren’t, say, through the commissioning phase, that would otherwise have been capitalised – i.e. the need to possibly bring in contractors for remedial work or, er, to replace valves, pumps and things like that as you work through, I guess, the typical problems that one faces with the laterite?  Thank you.

Marius Kloppers

On the alumina side, I think the best guidance can be found in… in our results.  If I recall the figure – and they’ve carefully positioned me at the lectern without my crib notes in front of me – but if I recall, um, our alumina prices moved by about a percent of LME, er, over the last year to about

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Analyst Briefing	BHP Billiton plc – Investor Relations

$365 a tonne from about $345 last year, roughly speaking, at about the same average aluminium price over the year as the last year, which shows that that linkage to alumina price, er, is indeed coming through.  Um, both Alex and myself, which have spent a lot of time in the alumina industry, are probably of a belief that we will… that we will continue to see a… a movement, er, in that direction.  And… and under the scenarios that we postulate, Brendan, very simply put, we are investing in these two brownfield expansions that we currently have under construction because we think that they… they will be value-accretive.  Um, and particularly because, um, despite the inflationary conditions in WA, Worsley is right down there amongst the cheapest producers in the world.  So we do, um, base those decisions purely on whether we see those investments will be value accretive; um, we clearly believe that there is more room for alumina to re-price relative to metal.  Um, we continue to continue to see metal-smelting capacity, um, er, in some cases where it’s based on grid power and so on just being a conversion business, er and that view is really unchanged with what we’ve espoused over a, over a long period of time.

With respect to Ravensthorpe and the particular accounting treatment, um, perhaps a few words upfront.  Um, you know, normal commission is taking place here.  I wouldn’t say it is more easy or more difficult than, er, than any other complex plant, um, and, um, you know, perhaps Alex can just take us through exactly how that $320 million of expensed items is, is calculated.  Alex?

Alex Vanselow

I can give you the full details of that, er, including the results, but basically what you have is all your fixed costs are in place, all your start-up costs are in place.  And as you gradually, you know, commission and ramp-up each component of your plant, er, that, um, what do you call it, that weight is separated from the normal results, like we would do with any other plant of any other, er, component.  All the start-ups are separated into other results.  So in this case what you see is the depreciation of all the other costs of this ramp-up that does not reflect the economics of that plant are separated until such time that it reaches a reasonable, er, constant, consistent production level.

Marius Kloppers

Thanks, Brendan.  Perhaps I’ll move at this stage just back to London, er, take a couple more questions here and then I’ll go to the phones, um, so, if I could have the first question please?

Sylvain Brunet, Exane BNP Paribas

Good morning, Sylvain Brunet with Exane, BNP Paribas.  Um, first question on coal, just to confirm what volume in both met coal and in energy coal you expect to be priced at market prices in the, er, coming financial year.  My second question is on the rate of cost increase, um, what, er, kind of guidance you can give us going into the next financial year.  And last question, er, is on the, er, volume growth in the petroleum division.  If you could give us also a bit of a range there…

Marius Kloppers

Sorry, can you just repeat the last part of that question?

Sylvain Brunet

Last one is, growth in the petroleum division, volume growth guidance, please, thank you.

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Analyst Briefing	BHP Billiton plc – Investor Relations

Marius Kloppers

Okay.  Er, firstly, um, on, er, the coal, what, what percentage, what coal we’ve got priced… we have no update to what we put out, er, in our production report.  There are two particular things on our website that you can consult which should give you a very precise view of what is priced and unpriced, which is our last production report and the press release that we put out when we lifted force majeure.  Both of these, er, in conjunction will give you the precise amount of carry-over tonnes into the, er, into the FY09 financial year, and we have no update to that, er, today.

Um, in terms of cost increase, perhaps the best guidance can be, can be taken from where Alex showed us that for the above-inflationary cost increase, or the super-inflationary cost increase, the vast majority of that really - as Alex said, two-thirds of that - are in those inputs which, er, which, which, which we buy.  So it’s, um, um, oil and, and energy proxies, freight and other raw materials such as caustic soda, sulphuric acid, sulphur and so on.  Rather than me try and forecast that, which will be an instantaneous forecast today as well, I think the best guidance that you can have to model that through is to take that we try and achieve floating price input, inputs, for those prices as well.  So if the fuel, if petroleum prices go up, er, our inflation on that proportion goes up; if petroleum prices go down, it goes down again.  And so really, the inflation that we can expect is a function of where those input prices settle, which are very transparent and so on.

In terms of our growth in the petroleum business, our overall guidance for our five year plan period is unchanged, that we’d like to grow that business by about 10% per year.  Alex, I don’t know if you’ve got a little bit more precise volume guidance for exactly what that means in the year, in the, er, in the coming financial year.

Alex Vanselow

No, er, Marius, we haven’t given guidance to an exact point at this time.

Marius Kloppers

So, another 10% production increase over this year.  Sorry… next… sorry, just here in front.

Sophia Hart, UBS

Good morning.  Sophia Hart from UBS.  Um, there seems to be a bit of a race in growing, um, LNG capacity in the Pacific basin.  Everyone wants to be in Australia to grow, um, LNG production.  Obviously you’re already well placed for long term contracts, we are seeing some amendments to the advantage of, er, producers.  There is also a lot of interest in coal bed methane in Australia.  Is this an area that you would be likely to look at or to get involved with, and otherwise do you have any other plans to participate in that race in LNG, especially in spot prices, or let’s say spot contracts?

Marius Kloppers

So we’ve, er, we stated in our petroleum briefing that we are very optimistic that as over the next four years the majority of our LNG contracts roll off, that LNG, particularly in the North Asian Basin, will trade much closer to liquids parity.  Er, and we’ve seen that that is starting to, has started to happen with the Omani gas into North Asia being re-priced completely.  Um, some of our

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Analyst Briefing	BHP Billiton plc – Investor Relations

contracts are currently under negotiation, and we have no update in guidance but to say that we believe that, er, you’ll get full price linkage to oil without caps and floors for, for most of these volumes as we go forward.

Um, in terms of LNG, our most immediate objectives are monetisation of those gas statics that we’ve got in Western Australia.  They are material, we’ve got excellent partners there, and that’s clearly the, er, the Scarborough and Thebe fields, which, which are proximate.  That’s one set of developments that we’d like to, to push forward as quickly as we can.  Our partner there obviously in Scarborough is ExxonMobil.  Um, in terms of coal bed methane, there was considerable debate about that a couple of years ago.  You will recall that we had a small coal bed methane business, which ultimately in Queensland got rolled up into, I think, the Arrow, er, Consortium.  We concluded a couple of years ago, and we have no update to that conclusion, that drilling lots of holes, laying lots of pipe and being on a treadmill is really not in line with businesses that we’d like to be in.  That guidance is really unchanged, and we’ve subsequently sold out of our coal bed methane positions not only in, in Australia but also in China.  Er, it’s probably not a business that you’ll see us pursue in any great, to any great extent.

Maurizio Carulli, AXA Investment Managers

Maurizio Carulli from AXA Investment Managers.  I have two questions if I may.  The first one, probably for Alex, is on the cashflow.  I’ve noted on the cashflow statement that trade and other receivables have increased very, very substantially, from about one billion in the last couple of years to almost five billion.  I just wanted to have a bit more detail on the causes of that, please.  And the second question, for Marius, I guess, assuming you can answer to that.  I would like to have a bit of feedback for, er, the meetings that you’ve been having in recent months with shareholders, regarding the combination between Rio and BHP, what sorts of feedback you get from the people you have met.

Marius Kloppers

Um… difficult to summarise the second one succinctly, but let me try and answer the first one on trade and receivables.  It’s largely just price.  If I look at our days of receivables across the commodities, overdues and so on, I don’t see any change there, so the fivefold increase in receivables that you’ve got sort of more or less mirrors the fivefold increase in prices that we’ve had across our portfolio.  There is nothing structural there, in fact it’s a number that we watch very closely, and because we’ve got a centralised marketing organisation, we actually have very, very good control over that.  Um, no change there.  There, there, there is obviously, er some capital impact, er, as you spend capital, er, which, which also, which also impacts there, so we’ve just got to separate a little bit the capital investment portfolio from the pure trade receivables on our commodities.

Um, in terms of feedback from, from shareholders, um, I joked earlier this morning that we said we would be patient and people didn’t believe us.  Um, we’re clearly set in for the long haul here, in what is, what is a complex transaction?  Best way that I would describe it is that in the, in the beginning, people were a little bit shocked that this proposal could be made.  I think that people have now generally worked through and understand all of these volume and synergy benefits that can be had if these two sets of assets can be put together.  I think, I would be honest, in, and fair to say, that there is to a certain extent a little bit of a ‘wait and see’ attitude, particularly here in Europe where, er, where it is the holiday season, and people really are waiting to see how we, er, we tick those boxes on the various regulatory, er, regulatory fronts.  So, um, but I think that from

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Analyst Briefing	BHP Billiton plc – Investor Relations

understanding how the assets will fit together, from understanding what the standalone capabilities of the two, um, companies are like there’s been a great growth in understanding.  We really now need to progress this through those various hurdles that we’ve, that we’ve got ahead of us.

Um, let me just take a few questions on the telephone.  I’m mindful that time is running out, or ticking quite quickly.  If I could have the first question on the, er, on the telephone please, and then I’ll, I’ll see if there are any, is any chance to return to Sydney perhaps.

Moderator

The first question we have is from the line of Peter O’Connor of Deutsche Bank.  Please go ahead, Mr O’Connor.

Marius Kloppers

Peter.

Peter O’Connor, Deutsche Bank

Good morning, Marius.  In your recent trips to China, have your discussions with your new shareholder been constructive?

Marius Kloppers

I have actually, um, have been – I did spend, um, almost a week and a half in the Beijing Olympic Games, but we actually didn’t have any formal investor discussions, or indeed customer discussions at that time.  We obviously had – oh gosh, I would say, 95% of our main Chinese customers represented as, as invitees of our company, both at the, at the opening and then later on, but there’s been… that really has been the focus, to have fun in Beijing over the last couple of days.

Peter O’Connor, Deutsche Bank

Prior to that Marius, in the intervening period between [undistinguishable] purchase and the Olympics?

Marius Kloppers

Sorry, just say that again, Peter?

Peter O’Connor, Deutsche Bank

Any discussions between the purchase of stock back in February and the Olympics?

Marius Kloppers

I… Peter, the line is terrible, so you’ll have to speak very slowly – my apologies.

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Analyst Briefing	BHP Billiton plc – Investor Relations

Peter O’Connor, Deutsche Bank

Since their acquisition of that line, or that position in the company, has there been constructive, um, discussions with them at any time during the course of this year?

Marius Kloppers

Peter, as you know we can’t comment on individual shareholder discussions, but you also will understand that there are some strict limitations under the UK takeovers code that limits what discussions can be had with Chinalco, but, you know, certainly for the avoidance of doubt, Chinalco was one of the guests that we took to the, er, to the opening ceremony of the Olympics, along with a whole slew of other people.

Peter O’Connor, Deutsche Bank

Could you just clarify, you mentioned the Olympic Dam before, and the study that you were going to move into in the start of 2009.  Did you suggest that once that study was concluded and the review period of 12 months was completed you would then move to a next phase?  By that, do you mean development, or do you mean further feasibility work?

Marius Kloppers

No, Peter, we would, we would certainly hope that, um, upon completion of the EIS, er, we would have ticked, er, most of the development sequence that we would, that we would have in place for sanctioning.  So that time frame that I sort of loosely indicated, and by no means do I want to cement that in stone, because EISs are unpredictable in their nature, but certainly at the end of that we would hope that we can move towards starting the development sequence of this asset.

Peter O’Connor, Deutsche Bank

So that would be early mid-2010, best case?

Marius Kloppers

I think that’s what I said.

Peter O’Connor, Deutsche Bank

Thank you, Marius.

Marius Kloppers

Thanks, Peter.  Er, the next question on the phones, please?

Moderator

The next question is from the line of Mr David Pleming of Macquarie.  Please go ahead Mr Pleming.

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Analyst Briefing	BHP Billiton plc – Investor Relations

Marius Kloppers

Morning.

David Flemmings, Macquarie

Thank you, er, good morning gents.  Just a very quick question on the slide of the rate of cost increase of the 4.3%.  I wonder if you could give some colour on that with respects to the various customer service groups, i.e. sort of coal, iron ore and sector.  How varied was that across the various divisions?

Marius Kloppers

David, let me take a quick stab at that and I think then Alex is probably the better person to answer, er, around that.  Um, we’ve seen, um, a couple of, er, CSGs that are not that energy intensive, not that raw materials input sensitive, achieve great cost control.  I think if I take iron ore, for example, um, we had in local, local currency, the Australian dollar, so loose of FX effects, we had almost flat costs, like a couple of per cent up.  Um, in petroleum, the on-field cash costs actually in, in nominal terms, was unchanged, on a year on year basis.  In contrast to that are those CSGs which have large input costs, and in particular I take a look at copper, where I think power costs in Escondida must have gone up, oh, in Chile, must have gone up by over $100 million over the year, and are set to go up further in the future.

We also ramped up, er, leaching operations in the Sulphide Leach, er, and in the Spence projects there, and again, it’s no secret that sulphuric acid, er, delivered Chile is probably $500-plus a tonne.  So, sulphuric acid consumption has been, er, there.  So the general distinction that I would make is those, those businesses which have input costs versus those businesses that don’t have that many input costs, so the processing-related businesses.  Um, so copper I’ve already spoken about, nickel, obviously, sulphuric acid in Ravensthorpe, er, Olympic Dam, sulphur in the Olympic Dam operations, and then I think people forget how much dirt we move in our, um, metallurgical coal business.  I mean, that is by far the largest mover of dirt, a substantial portion of that is moved by diesel, and obviously at the sort of $130-$140 oil price that we saw over the last quarter, that, that impacts, er, cost.  So I hope that that gives you a little bit of guidance.  Alex, I don’t know if you want to comment on that, just for a few seconds more?

Alex Vanselow

I’m very impressed, Marius.  Er, at BHP we all pay attention to cost and you’re certainly showing by example that you know every cost movement in the company.  You didn’t lave me much to talk about, but I think one area that I’d like to reemphasise is the $225 million cost saving, because that shows how each operation, each division – there’s no division that’s not really contributing to that.  And that number has climbed over the years, if you go back and look how we’ve been delivering that, so, just to close your comment, Marius.

Marius Kloppers

Thank you, Alex.  Let me take, um, one more question from the phones, if we have any?

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Analyst Briefing	BHP Billiton plc – Investor Relations

Moderator

The next question is from the line of Warren Edney of ABN AMRO.  Please go ahead, Mr Edney.

Marius Kloppers

Warren, good evening.

Warren Edney ABN AMRO

Hi Marius.  Um, I just wondered if you could give, give us a bit of an update on the coal business in South Africa, and how that’s faring with the shortage of power, and what the outlook is and whether that’s changed, and is it possible to change the pricing mechanism going forward?

Marius Kloppers

Yes, er, Warren, you know, our coal business has performed well in South Africa.  The team has done very well.  Obviously the numbers that we see there are ex the divestment of the two assets that we’ve got, but we, we like that business and that’s why we’ve got the two coal projects that we, that we’re doing there at the moment, Klipspruit and the DMO project.  Um, all of our coal from South Africa is essentially sold on index, either directly, as a floating price, or indirectly as a fixed price and the combination of a derivative, and indeed, in the, er, in the derivative mark-to-market line you will see that there is some of that economic position that flows through the P&L there.  But from an economic basis, we essentially achieve the floating market price for 100% of the volumes out of South Africa, which incidentally is the same that we achieve out of Australia now as well.  Which is why this business has performed well from, er, from a profit perspective.  So, er, it’s not a business in South Africa that we are going to grow dramatically in terms of output, but the two projects that we are doing there is going to cement a stable volume and make that into a long-term asset – and we like that business.

I think we have come to the end of today.  I’m going to have the opportunity to see many of you over the, er, over the next days and weeks, so I want to thank you for your attendance today, especially those in Sydney, er, I know that it is getting on; for those of you coming in earlier this morning in London, thank you very much for the effort made to be here, and, er – yes, once again, thank you.

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